Contact

www.linkedin.com/in/will-brown-344514153 (LinkedIn)

Top Skills

Electrical Engineering
Systems Engineering
Project Management

Will Brown

Electrical Engineer at allocortech
Crozet

Experience

allocortech

Electrical Engineer
September 2018 - Present (3 years 8 months)
Charlottesville, VA

(n/a)

Sabbatical
July 2018 - September 2018 (3 months)
Charlottesville VA and surrounding areas

Perrone Robotics

Senior Hardware Engineer
March 2017 - July 2018 (1 year 5 months)
Crozet, VA

Perrone Robotics is a company that makes a platform/SDK for autonomous ground navigation. As lead hardware and systems engineer, I evaluate system requirements and testing, as well as electro-mechanical hardware development and integration as the operational infrastructure used by the software. Work includes knowledge of sensors including RADAR, LIDAR, Ultrasonics, Cameras.

ENSCO, Inc.

Staff Engineer
2007 - 2017 (10 years)
Charlottesville, Virginia Area

Technical Lead of an autonomous instrumentation and reporting device installed on freight locomotives and passenger cars world-wide. Supported life-cycle engineering as well as new product developments.
Developed other proof-of-concept projects and assisted in proposal generation.

Northrop Grumman Sperry Marine

Software Engineering Section Head
1999 - 2007 (8 years)
Charlottesville, Virginia Area

Started as an Engineer II working on Doppler Sonar speed-log technology for US Navy vessels. Promoted to Senior Engineer, became team-lead on a submarine RADAR tech-refresh program. Promoted to Staff Engineer / Section Head, leading a Machinery Controls project.

Isotemp Research, Inc.
Electrical Engineer
1991 - 1999 (8 years)
Charlottesville, Virginia Area

Design of Quartz Crystal oscillators (TCXO, OCXO, VCXO). Developed software for automation of data collection for oscillators. Automated data collection and evaluation for aging (burn-in) of oscillators, as well as temperature profile testing, including automated computation of TCXO compensation networks.

————

Education

University of Virginia
BSEE, Electrical Engineering · (1991)